Item 77I(b)

The Healthcare Fund offers Class R shares. The Class R shares of the Fund does not impose a maximum sales charge (load), a maximum deferred sales load, a maximum sales load on reinvested dividends or an exchange fee. Class R shares of the Fund may impose
a short-term trading fee of 2% on redemptions made within 60 days of purchase.
The short-term trading fee will not be assessed on accounts that are redeemed within the
60 day period because they do not meet applicable account minimum or because the Fund is unable to verify an account holder's identity within a reasonable time after the account
is opened.

An  investor  may purchase Class R shares at the net asset  value next determined
after  the  shareholder's  purchase  order is received in proper form.
 A shareholder may
exchange Fund  shares for shares of the same class of other Munder Funds based on their relative
net asset values.  A shareholder may redeem  shares at the net asset value next determined
after your redemption request is received in proper form.  The Fund will reduce the amount the
shareholder  receives by the amount of any applicable  short-term trading fee.

Class  R shares are only available to limited types of investors. Investors may purchase
Class R shares only through participation in a program where program-level or omnibus accounts are held on the books of the Funds, including without limitation:
(i) 401(k) plans, 457 plans,
employer-sponsored 403(b) plans, profit sharing and money purchase pension plans, defined benefit
plans, and nonqualified  deferred compensation plans; and (ii) Managed account programs  sponsored
by a broker-dealer, registered investment adviser or bank trust department.
The Funds may refuse
purchase orders from ineligible investors who select Class R shares. Ineligible investors who select Class R shares will be issued Class A shares. There is no minimum initial
or subsequent investment for Class R shares.

The Fund has adopted a distribution and service plan under Rule 12b-1 of the Investment Company
Act of 1940 with respect to  its Class  R  shares that allows the Fund to use up to 1.00%  of
the average  daily  net  assets of the Fund to pay distribution  and other fees  in connection
with the sale of its Class  R  shares. Under the plan,the Fund may pay up to 0.25% of the average
daily net  assets  of  Class  R shares to pay for certain  shareholder services provided by
institutions that have agreements with  the Fund or its service providers to provide such services.
The Fund may  also pay up to 0.75% of the average daily net assets of  the
 Class R shares to finance
activities relating to the distribution of its shares. However, under the Distribution Agreement, the distribution and service fees payable with respect to the Class R shares are limited to payments
at an annual rate equal to 0.50% of the average daily net assets of any series attributable to its
Class R shares.